UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Resolute Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,218,708*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,218,708*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

PN

____________________

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,689,941 additional shares of Common Stock.

2

CUSIP No. 76116A306

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,218,708*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,218,708*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

____________________

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,689,941 additional shares of Common Stock.

3

CUSIP No. 76116A306

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,218,708*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,218,708*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

PN

____________________

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,689,941 additional shares of Common Stock.

4

CUSIP No. 76116A306

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,218,708*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,218,708*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

____________________

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,689,941 additional shares of Common Stock.

5

CUSIP No. 76116A306

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,218,708*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,218,708*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

____________________

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,689,941 additional shares of Common Stock.

6

CUSIP No. 76116A306

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,218,708*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,218,708*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

____________________

*Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,689,941 additional shares of Common Stock.

7

CUSIP No. 76116A306

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1700 Lincoln Street, Suite 2800, Denver, Colorado 80203.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point”), with respect to the Shares directly and beneficially owned by it;
(ii)	Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point Capital GP”), as the general partner of Lion Point;
(iii)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), as the investment manager of Lion Point;
(iv)	Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings GP”), as the general partner of Lion Point Capital;
(v)	Didric Cederholm, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP; and
(vi)	Jim Freeman, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Lion Point, Lion Point Capital GP, Lion Point Capital, Lion Point Holdings GP and Messrs. Cederholm and Freeman is 250 West 55th Street, 33rd Floor, New York, New York 10019. Lion Point also has a registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)       The principal business of Lion Point is investing in securities. The principal business of Lion Point Capital GP is serving as the general partner of Lion Point. The principal business of Lion Point Capital is serving as the investment manager of Lion Point. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. The principal occupation of Mr. Cederholm is serving as the Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP. The principal occupation of Mr. Freeman is serving as the Founding Partner and Head of Research of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP.

8

CUSIP No. 76116A306

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cederholm is a citizen of each of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,218,708 Shares beneficially owned by Lion Point is approximately $71,153,536 excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership based on the Reporting Persons’ beliefs that the Shares were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had discussions with the Issuer to express the Reporting Persons’ views as to the Issuer’s business and strategies to enhance or maximize shareholder value. In these discussions, the Reporting Persons have expressed the view that the Issuer has some of the most attractive leaseholds for oil and gas development in the Permian Basin. However, despite this leading asset position, the Issuer’s operational performance has fallen short of its internally generated plan and external communications, leading to substantial underperformance for its Shares. As a result, the Reporting Persons believe the Issuer needs to strongly consider what actions can be taken to enhance and maximize shareholder value – including a review of the potential value delivered to shareholders through a sale of the Issuer. The Reporting Persons believe the Issuer should promptly and fulsomely explore strategic interest, rescind the shareholder rights plan, engage in a comprehensive strategic review and begin discussions with shareholders over changes in the size and composition of the Issuer’s Board of Directors (the “Board”). The Reporting Persons and their representatives expect to continue to have conversations with the Issuer and with third parties, including other oil and gas companies, as well as shareholders of the Issuer and others.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the matters set forth in the previous paragraph and potential changes in, the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

9

CUSIP No. 76116A306

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in this Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,166,491 Shares outstanding, as of July 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018.

A.	Lion Point
(a)	As of the close of business on October 22, 2018, Lion Point beneficially owned 2,218,708 Shares.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 2,218,708
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,218,708
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 2,218,708 Shares owned by Lion Point.

Percentage: 9.6%

(b)	1. Sole power to vote or direct vote: 2,218,708
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,218,708
4. Shared power to dispose or direct the disposition: 0

10

CUSIP No. 76116A306

(c)	Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 2,218,708 Shares owned by Lion Point.

Percentage: 9.6%

(b)	1. Sole power to vote or direct vote: 2,218,708
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,218,708
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 2,218,708 Shares owned by Lion Point.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 2,218,708
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,218,708
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 2,218,708 Shares owned by Lion Point.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,218,708
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,218,708

11

CUSIP No. 76116A306

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lion Point has entered into certain cash-settled equity swap agreements with several unaffiliated third party financial institutions (the “Swap Agreements”).  Collectively, the Swap Agreements held by the Reporting Persons represent economic exposure to an aggregate of 1,689,941 notional Shares, representing approximately 7.3% of the outstanding Shares.

The Swap Agreements provide Lion Point with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lion Point has economic exposure to an aggregate of 3,908,649 Shares, representing approximately 16.9% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On October 23, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated October 23, 2018.

12

CUSIP No. 76116A306

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2018

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

13

CUSIP No. 76116A306

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point master, lp

Purchase of Common Stock	30,000	37.7481	09/28/2018
Purchase of Common Stock	3,900	28.9033	10/17/2018
Purchase of Common Stock	5,690	29.0238	10/17/2018
Purchase of Common Stock	1,400	29.0764	10/17/2018
Purchase of Common Stock	5,000	29.1324	10/17/2018
Purchase of Common Stock	1,200	29.1750	10/17/2018
Purchase of Common Stock	600	29.1800	10/17/2018
Purchase of Common Stock	3,020	29.2089	10/17/2018
Purchase of Common Stock	5,000	29.3284	10/17/2018
Purchase of Common Stock	200	29.5950	10/17/2018
Purchase of Common Stock	10,000	29.8692	10/17/2018
Purchase of Common Stock	15,000	29.8795	10/17/2018
Purchase of Common Stock	5,000	29.9941	10/17/2018
Purchase of Common Stock	5,000	29.3274	10/18/2018
Purchase of Common Stock	500	29.4140	10/18/2018
Purchase of Common Stock	4,200	29.2768	10/18/2018
Purchase of Common Stock	5,000	29.3666	10/18/2018
Purchase of Common Stock	5,000	29.2163	10/18/2018
Purchase of Common Stock	5,000	29.2077	10/18/2018
Purchase of Common Stock	5,000	29.1072	10/18/2018
Purchase of Common Stock	1,499	29.1397	10/18/2018
Purchase of Common Stock	5,000	29.5445	10/18/2018
Purchase of Common Stock	7,791	29.3275	10/18/2018
Purchase of Equity Swap	100,000	29.4086	10/18/2018
Purchase of Equity Swap	143,129	29.8373	10/19/2018